Exhibit 99.4

Form of Alternate Conversion Share Lock-up Agreement

August 12, 2024

Ladies and Gentlemen:

The undersigned is a holder of a Unsecured Convertible Promissory Note (each, a “Note”) of MicroCloud Hologram Inc., an exempted company incorporated under the laws of Cayman Islands (the “Company”) issued pursuant to the terms of that certain Convertible Note Purchase Agreement, dated August 12, 2024, by the Company and the undersigned (the “Purchase Agreement”, together, the “Transaction”).

To induce the Company to continue its efforts in connection with the Transaction, the undersigned hereby irrevocably agrees that the undersigned will not, during the period commencing on the date of issuance of Alternate Conversion Shares and ending 360 calendar days after such issuance (the “Lock-Up Period”), (1) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any Alternate Conversion Shares (as defined in the Note), or any securities convertible into or exercisable or exchangeable for the Alternate Conversion Shares, whether now owned or hereafter acquired by the undersigned (or any Affiliate of the undersigned) or with respect to which the undersigned (or any Affiliate of the undersigned) has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”); (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Lock-Up Securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities; or (4) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any Lock-Up Securities.

For the avoidance of doubt, “Lock-Up Securities” do not include any Conversion Shares (as defined in the Note).

This Letter Agreement may not be amended or otherwise modified in any respect without the written consent of each of the Company and the undersigned. This Letter Agreement shall be governed by and construed in accordance with the law of the State of New York. The undersigned hereby irrevocably submits to the exclusive jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located in the City and County of New York, for the purposes of any suit, action or proceeding arising out of or relating to this Letter Agreement, and hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that (i) it is not personally subject to the jurisdiction of such court, (ii) the suit, action or proceeding is brought in an inconvenient forum, or (iii) the venue of the suit, action or proceeding is improper. The undersigned hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by receiving a copy thereof sent to the Company at the address in effect for notices to it under the Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The undersigned hereby waives any right to a trial by jury. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The undersigned agrees and understands that this Letter Agreement does not intend to create any relationship between the undersigned and any Purchaser and that no Purchaser is entitled to cast any votes on the matters herein contemplated and that no issuance or sale of the Securities is created or intended by virtue of this Letter Agreement.

The undersigned understands that the Company is relying upon this lock-up agreement in proceeding toward consummation of the Transaction. The undersigned further understands that this lock-up agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representative, successors and assigns. This lock-up agreement is intended for the benefit of the addressees hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

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Very truly yours,

(Signature)

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